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                              October 7, 2021

       Ka Fai Yuen
       Chief Executive Officer and Director
       Zhong Yang Financial Group Limited
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: Zhong Yang
Financial Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed September 10,
2021
                                                            File No. 333-259441

       Dear Mr. Yuen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1.                                                   Please provide
prominent disclosure about the legal and operational risks associated with being based in or
having the substantial majority of the company   s operations in Hong
                                                        Kong. Your disclosure
should make clear whether these risks could result in a material change in your
operations or the value of your Ordinary Shares or could significantly limit or completely hinder
your ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of data security or anti-monopoly concerns, has or may impact
                                                        the company   s ability
to conduct its business, accept foreign investments, or list on an
 Ka Fai Yuen
FirstName  LastNameKa   Fai Yuen
Zhong Yang   Financial Group Limited
Comapany
October    NameZhong Yang Financial Group Limited
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
         U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities of subsidiaries. Specify the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

3. In Risk Factor Summary, please disclose the risks that your corporate structure and being
         based in or having the company   s operations in China pose to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please disclose each permission that you or your subsidiaries are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Please provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
 Ka Fai Yuen
Zhong Yang Financial Group Limited
October 7, 2021
Page 3
Risk Factors, page 11

6.       Given the Chinese government   s potential oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations or the value of your Ordinary Shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameKa Fai Yuen                                 Sincerely,
Comapany NameZhong Yang Financial Group Limited
                                                              Division of
Corporation Finance
October 7, 2021 Page 3                                        Office of Finance
FirstName LastName